March 18, 2010

Mr. John Dana Brown

Attorney – Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:          AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2009

Filed July 16, 2009

File No. 001-06263

Dear Mr. Brown:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 5, 2010 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2009 (File No. 001-06263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth below each comment contained in the Staff’s Comment Letter followed by the Company’s corresponding response.

1.              Comment:

Form 10-K Filed July 16, 2009

Risk Factors, page 7

Please remove the statement that “The risks and uncertainties described below are not the only ones facing us.  Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could adversely impact our results of operations or financial condition in the future.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will remove this language.

Response:

As requested, the Company will remove the quoted language in its future filings.

2.              Comment:

Schedule 14A Filed September 2, 2009

Executive Compensation, page 20

We note on page 25 that the performance goals for Messrs. Clark and Stinson’s annual cash incentive opportunities were based on the “financial measures for their respective business groups.”  It appears that you have not disclosed the target pre-tax income, return on invested capital, and cash flow for Aviation Supply Chain for Mr. Clark and Structures and Systems for Mr. Stinson.  Please confirm that in future filings you will disclose the specific performance targets used to determine cash bonuses.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  In discussing how likely it will be for the Company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

As requested, the Company will disclose, in its future filings, specific performance targets for any financial measure (e.g., pre-tax income, return on invested capital, cash flow or any other measure) for its business groups that is used to determine cash bonuses for any of its named executive officers.

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In connection with responding to the Staff’s Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Robert J. Regan, the Company’s General Counsel, at (630) 227-2050.

Very truly yours,

/s/ Richard J. Poulton
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

cc:	David P. Storch, Chairman and Chief Executive Officer
Robert J. Regan, Vice President, General Counsel and Secretary